UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 5)*

                         R.H. Donnelley Corporation
-------------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock (Par Value $ 1.00 Per Share)
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 74955W307
-------------------------------------------------------------------------------
                               (CUSIP Number)



            David N. Shine, Esq.                     David J. Greenwald, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP           Goldman, Sachs & Co.
             One New York Plaza                          85 Broad Street
             New York, NY 10004                         New York, NY 10004
               (212) 859-8000                             (212) 902-1000


-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                              January 14, 2005
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

----------------------------                         --------------------------
CUSIP No. 74955W 30 7                                    Page  2 of 22
----------------------------                         --------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    THE GOLDMAN SACHS GROUP, INC.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                 (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY



---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                     |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- ---------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            12,000
         SHARES
                          -------- ---------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            6,613,693

                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            12,000
       REPORTING

                          -------- ---------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH
                                            6,613,693


---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,625,693

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                    |_|


---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.4%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    HC-CO

---------- ---------------------------------------------------------------------

                                SCHEDULE 13D

----------------------------                         --------------------------
CUSIP No. 74955W 30 7                                    Page  3 of 22
----------------------------                         --------------------------


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GOLDMAN, SACHS & CO.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                 (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY



---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF, WC

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                     |X|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK

------------------------- -------- ---------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- ---------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            6,613,693

                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- ---------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH
                                            6,613,693

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    6,613,693


---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                    |_|


---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.4%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    BD-PN-IA

---------- ---------------------------------------------------------------------

                                SCHEDULE 13D

----------------------------                         --------------------------
CUSIP No. 74955W 30 7                                    Page  4 of 22
----------------------------                         --------------------------


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GS ADVISORS 2000, L.L.C.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                 (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY



---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                     |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- ---------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- ---------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            4,972,358

                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- ---------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH
                                            4,972,358


---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    4,972,358


---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                    |_|


---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.6%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    OO

---------- ---------------------------------------------------------------------

                                SCHEDULE 13D

----------------------------                         --------------------------
CUSIP No. 74955W 30 7                                    Page  5 of 22
----------------------------                         --------------------------


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GOLDMAN, SACHS & CO. OHG

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                 (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY



---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                     |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    GERMANY

------------------------- -------- ---------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- ---------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            152,395

                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- ---------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              152,395

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    152,395

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                    |_|


---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.5%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- ---------------------------------------------------------------------

                                SCHEDULE 13D

----------------------------                         --------------------------
CUSIP No. 74955W 30 7                                    Page  6 of 22
----------------------------                         --------------------------


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GOLDMAN, SACHS MANAGEMENT GP GMBH

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                 (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY



---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                     |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    GERMANY

------------------------- -------- ---------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- ---------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            152,395

                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- ---------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              152,395

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    152,395

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                    |_|


---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.5%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    CO

---------- ---------------------------------------------------------------------

                                SCHEDULE 13D

----------------------------                         --------------------------
CUSIP No. 74955W 30 7                                    Page  7 of 22
----------------------------                         --------------------------


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GS EMPLOYEE FUNDS 2000 GP, L.L.C.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                 (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY



---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                     |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- ---------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- ---------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            1,488,782

                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- ---------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              1,488,782

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    1,488,782


---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                    |_|


---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.5%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    OO

---------- ---------------------------------------------------------------------

                                SCHEDULE 13D

----------------------------                         --------------------------
CUSIP No. 74955W 30 7                                    Page  8 of 22
----------------------------                         --------------------------


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GS CAPITAL PARTNERS 2000, L.P.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                 (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY



---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                     |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- ---------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- ---------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            3,647,154

                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- ---------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              3,647,154

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,647,154

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                    |_|


---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.4%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- ---------------------------------------------------------------------

                                SCHEDULE 13D

----------------------------                         --------------------------
CUSIP No. 74955W 30 7                                    Page  9 of 22
----------------------------                         --------------------------


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                 (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY



---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                     |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS

------------------------- -------- ---------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- ---------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            1,325,204

                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- ---------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              1,325,204

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,325,204

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                    |_|


---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.0%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- ---------------------------------------------------------------------

                                SCHEDULE 13D

----------------------------                         --------------------------
CUSIP No. 74955W 30 7                                    Page 10 of 22
----------------------------                         --------------------------


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GS CAPITAL PARTNERS 2000 GMBH & CO. BETEILIGUNGS KG

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                 (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY



---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                     |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    GERMANY

------------------------- -------- ---------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- ---------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            152,395

                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- ---------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              152,395

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    152,395

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                    |_|


---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.5%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- ---------------------------------------------------------------------

                                SCHEDULE 13D

----------------------------                         --------------------------
CUSIP No. 74955W 30 7                                    Page 11 of 22
----------------------------                         --------------------------


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                 (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY



---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                     |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- ---------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- ---------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            1,158,108

                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- ---------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              1,158,108

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,158,108

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                    |_|


---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.5%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- ---------------------------------------------------------------------

                                SCHEDULE 13D

----------------------------                         --------------------------
CUSIP No. 74955W 30 7                                    Page 12 of 22
----------------------------                         --------------------------


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GOLDMAN SACHS DIRECT INVESTMENT FUND 2000, L.P.

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                 (b) |_|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY



---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                     |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- ---------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- ---------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            330,674

                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- ---------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              330,674


---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    330,674

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                    |_|


---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.0%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- ---------------------------------------------------------------------

          This Amendment No. 5 is being filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Goldman Sachs Direct Investment Fund 2000, L.P. ("GS Direct" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, and the Purchasers, collectively, the "Filing Persons"). This Amendment No. 5 amends and supplements the Schedule 13D filed on behalf of the Filing Persons with the Securities and Exchange Commission on December 5, 2002 (as amended by Amendment No. 1 filed on January 7, 2003, by Amendment No. 2 filed on July 24, 2003, by Amendment No. 3 filed on October 21, 2004 and by Amendment No. 4 filed on January 12, 2005 the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock"), of R.H. Donnelley Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.(1)

------------------------
(1) Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

Item 3 is hereby amended to add the following at the end thereof:

          As of January 14, 2005, the Purchasers beneficially owned 4,963,535 shares of Common Stock as a result of the shares of Preferred Stock held by them. This number includes shares of Common Stock that the Preferred Stock is convertible into as a result of dividends that have accrued on the shares of Preferred Stock in accordance with the Certificate of Designations as of January 14, 2005 and will accrue within 60 days thereafter.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

Item 4 is hereby amended by adding the following immediately before the section entitled "Other Plans and Proposals" contained in the Schedule 13D:

Consummation of Repurchase Pursuant to 2005 Purchase Agreement.
--------------------------------------------------------------

          On January 14, 2005, pursuant to the 2005 Purchase Agreement, the Company repurchased from the Purchasers in a private sale 100,303 shares of Preferred Stock for an aggregate purchase price of $277,196,885.52 in cash, or approximately $2,763.60 per share.

Item 4 is hereby further amended by adding the following at the end thereof:

Other Proposals
---------------

          Except as described above or otherwise described in the Schedule 13D or in this Amendment No. 5, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of
Schedule 13D promulgated under the Act.

          Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Company securities by the Securities Act or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of Preferred Stock, Common Stock or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Purchasers to distribute in kind to their respective partners or members, as the case may be, shares of Preferred Stock, Common Stock or other securities owned by such Purchasers and (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock, Preferred Stock, or other securities. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto may make similar evaluations from time to time or on an ongoing basis.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

Item 5 is hereby amended in its entirety as follows:

     (a) As of January 14, 2005, GS Group may be deemed to beneficially own an aggregate of 6,625,693 shares of Common Stock, consisting of (i) 100,301 shares of Preferred Stock, which are convertible into 4,963,535 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (ii) November Warrants (which are exercisable immediately) to purchase 577,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (iii) Warrants (which are exercisable immediately) to purchase 1,072,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (iv) 158 shares of
Common Stock acquired by Goldman Sachs in ordinary course trading activities, and (v) (a) (I) 1,500 options granted to Terence O'Toole on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which two-thirds of such options are currently exercisable and convertible into 1,000 shares of Common Stock and the remaining one-third of such options will vest and become exercisable at the close of business on the day preceding the next annual meeting of the Company's stockholders, (II) 1,500 options granted to Terence O'Toole on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which one-third of such options are currently exercisable and convertible into 500 shares of Common Stock and the remaining two-thirds of such options will vest and become exercisable in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, (III) 1,500 options granted to Mr. O'Toole on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, none of which such options are currently exercisable and such options will vest and become exercisable in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders, (IV) 1,500 deferred shares granted to Mr. O'Toole on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 1,000 of which deferred shares are currently vested and the remaining 500 deferred shares will vest in at the close of business on the day preceding the next annual meeting of the Company's stockholders,
(V) 1,500 deferred shares granted to Mr. O'Toole on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 500 of which deferred shares are currently vested and the remaining 1,000 deferred shares will vest in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, and (VI) 1,500 deferred shares granted to Mr. O'Toole on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, none of which deferred shares are currently vested and such 1,500 deferred shares will vest in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders (Mr. O'Toole has an understanding with GS Group pursuant to which he holds such options and deferred shares for the benefit of GS Group), and (b) (I) 1,500 options granted to Robert R. Gheewalla on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which two-thirds of such options are currently exercisable and convertible into 1,000 shares of Common Stock and the remaining one-third of such options will vest and become exercisable at the close of business on the day preceding the next annual meeting of the Company's stockholders, (II) 1,500 options granted to Mr. Gheewalla on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which one-third of such options are currently exercisable and convertible into 500 shares of Common Stock and the remaining two-thirds of such options will vest and become exercisable in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, (III) 1,500 options granted to Mr. Gheewalla on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, none of which such options are currently exercisable and such options will vest and become exercisable in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders, (IV) 1,500 deferred shares granted to Mr. Gheewalla on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 1,000 of which deferred shares are currently vested and the remaining 500 deferred shares will vest in at the close of business on the day preceding the next annual meeting of the Company's stockholders, (V) 1,500 deferred shares granted to Mr. Gheewalla on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 500 of which deferred shares are currently vested and the remaining 1,000 deferred shares will vest in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, and (VI) 1,500 deferred shares granted to Mr. Gheewalla on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, none of which deferred shares are currently vested and such 1,500 deferred shares will vest in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders (Mr. Gheewalla has an understanding with GS Group pursuant to which he holds such options and deferred shares for the benefit of GS Group), representing in the aggregate approximately 17.4% of the outstanding Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act.

          As  of  January  14,  2005,   Goldman  Sachs  may  be  deemed  to
beneficially own an aggregate of 6,613,693 shares of Common Stock, consisting of (i) 100,301 shares of Preferred Stock, which are convertible into 4,963,535 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (ii) November Warrants (which are exercisable immediately) to purchase 577,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (iii) Warrants (which are exercisable immediately) to purchase 1,072,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers and
(iv) 158 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities, representing in the aggregate approximately 17.4% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Purchasers to the extent that partnership interests in the Purchasers are held by persons other than Goldman Sachs or its affiliates.

          In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "Goldman Sachs Group"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman Sachs Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

          As of January 14, 2005, GS Advisors may be deemed to beneficially own the aggregate of 4,972,358 shares of Common Stock that may be deemed to be beneficially owned by GS Capital and GS Offshore, consisting of (i) 75,411 shares of Preferred Stock, which are convertible into 3,731,819 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 434,189 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 806,350 shares of Common Stock, representing in the aggregate, approximately 13.6% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          As of January 14, 2005, each of GS oHG and GS GmbH may be deemed to beneficially own the aggregate of 152,395 shares of Common Stock that may be deemed to be beneficially owned by GS Germany, consisting of (i) 2,311 shares of Preferred Stock which are convertible into 114,363 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 13,311 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 24,721 shares of Common Stock, representing in the aggregate, approximately 0.5% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          As of January 14, 2005, GS Employee 2000 may be deemed to beneficially own the aggregate of 1,488,782 shares of Common Stock that may be deemed to be beneficially owned by GS Employee and GS Direct, consisting of (i) 22,579 shares of Preferred Stock which are convertible into 1,117,353 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 130,000 shares of Common Stock and
(iii) Warrants (which are exercisable immediately) to purchase 241,429 shares of Common Stock, representing in the aggregate, approximately 4.5% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          As of January 14, 2005, GS Capital may be deemed to beneficially own 3,647,154 shares of Common Stock, consisting of (i) 55,313 shares of Preferred Stock, which are convertible into 2,737,242 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 318,470 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 591,442 shares of Common Stock, representing in the aggregate, approximately 10.4% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          As of January 14, 2005, GS Offshore may be deemed to beneficially own 1,325,204 shares of Common Stock, consisting of (i) 20,098 shares of Preferred Stock, which are convertible into 994,577 shares of Common Stock,
(ii) November Warrants (which are exercisable immediately) to purchase 115,719 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 214,908 shares of Common Stock, representing in the aggregate, approximately 4.0% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          As of January 14, 2005, GS Germany may be deemed to beneficially own 152,395 shares of Common Stock, consisting of (i) 2,311 shares of Preferred Stock, which are convertible into 114,363 shares of Common Stock,
(ii) November Warrants (which are exercisable immediately) to purchase 13,311 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 24,721 shares of Common Stock, representing in the aggregate, approximately 0.5% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          As of January 14, 2005, GS Employee may be deemed to beneficially own 1,158,108 shares of Common Stock, consisting of (i) 17,564 shares of Preferred Stock, which are convertible into 869,179 shares of Common Stock,
(ii) November Warrants (which are exercisable immediately) to purchase 101,125 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 187,804 shares of Common Stock, representing in the aggregate, approximately 3.5% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          As of January 14, 2005, GS Direct may be deemed to beneficially own 330,674 shares of Common Stock, consisting of (i) 5,015 shares of Preferred Stock, which are convertible into 248,174 shares of Common Stock,
(ii) November Warrants (which are exercisable immediately) to purchase 28,875 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 53,625 shares of Common Stock, representing in the aggregate, approximately 1.0% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto beneficially owns any shares of Common Stock other than as set forth herein.

     (b) GS Group holds the sole power to direct the vote and disposition of the options and deferred shares held for the benefit of GS Group by Messrs. O'Toole and Gheewalla. Except as described in the previous sentence, each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

     (c) Except as described above and elsewhere in this Amendment No. 5, no other transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto, during the last 60 days.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that are beneficially owned by any Filing Person.

     (e) Not applicable.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.
               --------------------------------

Exhibit 1      Joint Filing Agreement, dated as of December 4, 2002.*

Exhibit 2 Letter Agreement, dated as of November 25, 2002, by and among the Purchasers, R.H. Donnelley, Inc. and the Company.*

Exhibit 3      Series   B-1   Convertible    Cumulative   Preferred   Stock
               Certificate of Designations.*

Exhibit 4      Form of Warrant  issued to the  Purchasers  on November  25,
               2002.*

Exhibit 5 Preferred Stock and Warrant Purchase Agreement, dated as of September 21, 2002, by and among the Company and the Purchasers.*

Exhibit 6 Form of Convertible Cumulative Preferred Stock Certificate of Designations.*

Exhibit 7      Form of Warrant.*

Exhibit 8 Registration Rights Agreement, dated as of November 25, 2002, among the Purchasers and the Company.*

Exhibit 9 Power of Attorney, dated as of December 12, 2003, relating to The Goldman Sachs Group, Inc.*

Exhibit 10 Power of Attorney, dated as of November 19, 2003, relating to Goldman, Sachs & Co.*

Exhibit 11 Power of Attorney, dated as of August 19, 2004, relating to GS Advisors 2000, L.L.C.*

Exhibit 12 Power of Attorney, dated as of August 5, 2004, relating to Goldman, Sachs & Co. oHG.*

Exhibit 13 Power of Attorney, dated as of August 19, 2004, relating to Goldman, Sachs Management GP GmbH.*

Exhibit 14 Power of Attorney, dated as of August 19, 2004, relating to GS Employee Funds 2000 GP, L.L.C.*

Exhibit 15 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000, L.P.*

Exhibit 16 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Offshore, L.P.*

Exhibit 17 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.*

Exhibit 18 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Employee Fund, L.P.*

Exhibit 19 Power of Attorney, dated as of October 21, 2004, relating to Goldman Sachs Direct Investment Fund 2000, L.P.*

Exhibit 20     Convertible   Cumulative   Preferred  Stock  Certificate  of
               Designations.*

Exhibit 21     Form of warrants issued on January 3, 2003.*

Exhibit 22 Agreement regarding certain definitions contained in the Purchase Agreement.*

Exhibit 23 Letter Agreement, dated as of July 22, 2003, by and among the Purchasers, R.H. Donnelley, Inc. and the Company.*

Exhibit 24 Stock Purchase Agreement, dated as of January 10, 2005, by and among the Purchasers and the Company. *

---------------------

*   Previously filed

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 19, 2005


                                        THE GOLDMAN SACHS GROUP, INC.


                                        By:   /s/ Ted Chang
                                           ------------------------------------
                                           Name:  Ted Chang
                                           Title: Attorney-in-fact


                                        GOLDMAN, SACHS & CO.


                                        By:   /s/ Ted Chang
                                           ------------------------------------
                                           Name:  Ted Chang
                                           Title: Attorney-in-fact


                                        GS ADVISORS 2000, L.L.C.


                                        By:   /s/ Ted Chang
                                           ------------------------------------
                                           Name:  Ted Chang
                                           Title: Attorney-in-fact


                                        GOLDMAN, SACHS & CO. OHG


                                        By:   /s/ Ted Chang
                                           ------------------------------------
                                           Name:  Ted Chang
                                           Title: Attorney-in-fact

                                        GOLDMAN, SACHS MANAGEMENT GP GMBH


                                        By:   /s/ Ted Chang
                                           ------------------------------------
                                           Name:  Ted Chang
                                           Title: Attorney-in-fact


                                        GS EMPLOYEE FUNDS 2000 GP, L.L.C.


                                        By:   /s/ Ted Chang
                                           ------------------------------------
                                           Name:  Ted Chang
                                           Title: Attorney-in-fact


                                        GS CAPITAL PARTNERS 2000, L.P.


                                        By:   /s/ Ted Chang
                                           ------------------------------------
                                           Name:  Ted Chang
                                           Title: Attorney-in-fact


                                        GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.


                                        By:   /s/ Ted Chang
                                           ------------------------------------
                                           Name:  Ted Chang
                                           Title: Attorney-in-fact


                                        GS CAPITAL PARTNERS 2000 GMBH & CO.
                                        BETEILIGUNGS KG


                                        By:   /s/ Ted Chang
                                           ------------------------------------
                                           Name:  Ted Chang
                                           Title: Attorney-in-fact


                                        GS CAPITAL PARTNERS 2000 EMPLOYEE
                                        FUND, L.P.


                                        By:   /s/ Ted Chang
                                           ------------------------------------
                                           Name:  Ted Chang
                                           Title: Attorney-in-fact



                                        GOLDMAN SACHS DIRECT INVESTMENT FUND
                                        2000, L.P.

                                        By:   /s/ Ted Chang
                                           ------------------------------------
                                           Name:  Ted Chang
                                           Title: Attorney-in-fact